Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 16, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 16, 2004, entitled "Statoil: ambitious new goals for 2007".

Statoil: ambitious new goals for 2007

Statoil (OSE: STL, NYSE: STO) has today, 16 December, announced new financial and operational objectives for 2007.

While the production target is raised from 1.35 to 1.4 million barrels of oil equivalent (boe) per day, the group has sharpened its goal for production costs to NOK 22 per boe.

The objective for average return on capital employed in 2007 is set at 13 per cent, which represents an increase from the present level (1).

“Our new goals for both production and return are ambitious,” comments chief executive Helge Lund. “I’m particularly gratified that we can raise important targets in today’s market conditions, with high prices and pressure on costs.

“This reflects a stronger culture of delivering results in the group, which augurs well for our future profitability.”

Raising the production target will provide an annual output growth of eight per cent up to 2007, with both the Norwegian continental shelf and foreign areas contributing to the increase.

Plans for the NCS call for production to rise from one million barrels per day to 1.1 million by 2007.

The increase in international output from 2007 to 2010 will help to support an ambition of reaching an annual production growth of two to four per cent.

Statoil’s management is also introducing an improvement programme for both the immediate future and the long term, which comprises a number of corporate initiatives.

Embracing the whole business, these are intended to strengthen profitability and operations as well as providing further growth for the group over the next few years.

Statoil has an ambitious investment programme for 2005-07, which will be in the order of NOK 100-105 billion.

At the group’s Capital Markets Day in Stavanger, it has also been announced that the Statoil board intends to propose an extraordinary dividend for 2004. This is due to market conditions and a sound financial position.

This will bring the total pay-out for the year to 45-50 per cent of profit after tax and minority interest.

“We have delivered very good results since our stock market listing in 2001, with competitive dividend payments, good performance on targets and constant improvements,” says Mr Lund.

“We will be continuing along the same path, with new short-term goals set for the period until 2007. And looking further ahead, we’re creating a robust foundation for long-term growth.”

The presentations made by Statoil during the Capital Markets Day can be accessed at www.statoil.com/ir.

They can also be seen and heard via webcasting from the group’s web site from 09.00 to 17.00 Norwegian time. The webcast will also be accessible after the event.

(1) The new targets involve the following price and exchange rate assumptions in fixed 2004 values: oil price USD 22 per barrel, gas price NOK 0.9 per standard cubic metre, an NOK/USD exchange rate of 6.75, an FCC margin of USD 5 per barrel and a Borealis margin of EUR 140 per tonne.

Further information from:

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Thore E Kristiansen, vice president investor relations, USA, +47 91 66 46 59 (mobile)

Wenche Skorge, vice president public affairs, +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)

Kjersti T Morstøl, public affairs manager, +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 16, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer